Exhibit 3.1

Amendments to the Amended and Restated Memorandum and Articles of Association

Proposal 3 – Extension Proposal

The Amended and Restated Memorandum and Articles of Association of Metal Sky Star Acquisition Corporation shall be amended by deleting Article 36.2 in its entirety and replacing it with the following:

“36.2 In the event that the Company does not consummate its initial Business Combination by April 5, 2025 (the “Deadline”), the Company may, but is not obliged to, extend the period of time to consummate the Business Combination up to nine (9) additional times, each by a period of one month (the “Extension”), from April 5, 2025 to January 5, 2026 (the “Extended Date”), provided that if the Company exercises the Extension, the Sponsor, or its designee or assignee, shall deposit $25,000 into the Trust Account for each Extension. In the event that the Company does not consummate a Business Combination by the Extended Date, such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) Business Days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of the Company’s affairs. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.”

Proposal 5 – Redemption Limitation Amendment Proposal

The Amended and Restated Memorandum and Articles of Association of Metal Sky Star Acquisition Corporation shall be amended by amending Article 36.5(c) by deleting the following words in their entirety:

“The Company shall only consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if: (i) following such redemptions, the Company would have net tangible assets of at least US$5,000,001 immediately prior to or upon consummation of a Business Combination after payment of underwriting fees and commissions; or (ii) the Company’s securities issued in the IPO (as described in Article 2.4) qualify, are registered or are approved for listing or registration upon notice of issuance on a Designated Stock Exchange, as required under SEC Rule 3a51-1, in order to avoid being deemed a penny stock under such rule.”